Securities and Exchange Commission	August 21, 2020

Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
+1-212-455-2812	RFenyes@stblaw.com

August 21, 2020

VIA EDGAR

Re: Bentley Systems, Incorporated
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted August 7, 2020
CIK No. 0001031308

Jan Woo

Jeffrey Kauten

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Bentley Systems, Incorporated (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 14, 2020 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 to the draft Registration Statement on Form S-1 confidentially submitted on August 7, 2020 (the “Draft Registration Statement”). The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect that it has been filed rather than confidentially submitted, and the Registrant is hereby publicly filing concurrently with this letter its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below,

Securities and Exchange Commission	August 21, 2020

terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Registrant.

Prospectus Summary, page 1

1.	We note your revised disclosures in response to prior comment 1. Please revise to also include this information for the interim periods ending June 30, 2020 and 2019.

The Registrant has revised the disclosure on pages 3 and 111 to disclose the number of accounts for the six months ended June 30, 2019 and 2020.

2.	We note your response to prior comment 2. Please disclose in the summary section that you authored the 2019 Bentley Infrastructure 500 Top Owners report.

The Registrant has revised the disclosure on page 2 to disclose that the 2019 Bentley Infrastructure 500 Top Owners report was authored by the Registrant.

Risk Factors

Risks Related to the Ownership of Our Class B Common Stock

The choice of forum provision..., page 48

3.

We note that your forum selection provision identifies the federal district court for the District of Delaware as the exclusive forum for claims brought under the Securities Act or the Exchange Act. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Registrant has revised the disclosure on page 48 to state that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder and to clarify that such forum selection provision is applicable only to the extent permitted by applicable law.

Capitalization, page 56

4.

Please revise the introductory paragraph to disclose the amount of additional share-based compensation expense that will be included in as adjusted accumulated deficit for the 994,912 shares of Class B stock that will vest upon consummation of this offering. With regards to the shares of Class B stock that will be sold in this offering following the exercise of stock options for such shares, please tell us how you determined this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. In this regard, tell us

Securities and Exchange Commission	August 21, 2020

whether you have enforceable commitments from certain option holders of their intent to exercise such options.

In response to the first part of the Staff’s comment, the Registrant has revised the disclosure on pages 20 and 55 to disclose the amount of additional share-based compensation expense that will be included in as adjusted accumulated deficit for the total shares of restricted Class B common stock that will vest upon the consummation of the offering and to disclose the amount of additional share-based compensation expense for the restricted stock units that will vest upon the consummation of the offering and be settled in cash.

In response to the second part of the Staff’s comment, the Registrant respectfully advises the Staff that the Registrant has received contractual commitments from such option holders to exercise their options upon the consummation of the offering and that therefore the Registrant believes the adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Consolidated Financial Statements

Note 23. Subsequent Events, page F-79

5.

With regard to the restricted stock awards granted after June 30, 2020, please revise to disclose the amount of estimated unrecognized stock-based compensation expense that is associated with these awards. Refer to ASC 855-10-50-2(b).

The Registrant has revised the disclosure on pages F-79 and F-80 to disclose the amount of estimated unrecognized stock-based compensation expense that is associated with such awards to the extent such expense is able to be estimated prior to the consummation of this offering.

Securities and Exchange Commission	August 21, 2020

Please call me at (212) 455-2812 if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Securities and Exchange Commission
Kathleen Collins
David Edgar

Bentley Systems, Incorporated
Gregory S. Bentley
David J. Hollister
David R. Shaman

Simpson Thacher & Bartlett LLP
Jonathan R. Ozner

Goodwin Procter LLP
Richard A. Kline